Exhibit 99.2

VCI Global Limited and Subsidiaries
BVI Registration Number: 2035574

Interim Unaudited Condensed Consolidated Financial Statements

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of financial position

	Note	As of June 30, 2026 (Unaudited)	December 31, 2025 (Audited)
		US$	US$
ASSETS

Non-current assets
Financial assets, at fair value through other comprehensive income	5	17,513,555	17,513,555
Investment in associates		2	2
Property and equipment	6	1,260,237	1,061,170
Right-of-use assets	7	560,346	734,696
Intangible assets	8	3,679,257	4,050,583
Amount due from related parties	30	65,967,532	62,833,133
Deferred initial public expenses		750,000	-
Total non-current assets		89,730,929	86,193,139

Current assets
Trade and other receivables	10	36,597,297	29,512,675
Inventories	11	219,620	257,485
Cash and bank balances	12	5,185,248	940,963
Total current assets		42,002,165	30,711,123

Total assets		131,733,094	116,904,262

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	13	5,736,668	13,237,049
Lease liabilities	14	357,399	399,858
Contract liabilities		591,111	-
Warrant liabilities	16	4,218,190	2,625,440
Convertible note liabilities	17	5,476,426	2,930,281
Income tax payable		77,517	692,322
Total current liabilities		16,457,311	19,884,950

Non-current liabilities
Lease liabilities	14	221,615	346,754
Amount due to related parties	30	311,317	456,084
Deferred tax liabilities		41,350	5,382
Total non-current liabilities		574,282	808,220

Total liabilities		17,031,593	20,693,170

Capital and reserves
Share capital	18	177,235,657	150,490,803
Capital reserve	19	1,609,623	1,609,623
Fair value reserve	20	(32,455,291)	(32,709,812)
Translation reserve	21	(2,696,043)	(2,873,505)
Retained earnings		(28,990,962)	(20,304,578)
Attributable to equity owners of the Company		114,702,984	96,212,531
Non-controlling interests		(1,483)	(1,439)
Total equity		114,701,501	96,211,092

Total liabilities and equity		131,733,094	116,904,262

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of comprehensive income

	Note	Six months ended June 30, 2026	Six months ended June 30, 2025
		US$	US$

Revenue		2,172,256	18,744,266
Revenue - related party		383,155	-
Total revenue	22	2,555,411	18,744,266

Other income	23	7,301,666	406,953

Cost of services	24	(104,641)	(3,663,057)

Depreciation of property and equipment and right-of-use assets	6 & 7	(336,152)	(206,907)

Amortization of intangible assets	8	(371,326)	(236,391)

Directors’ fees	25	(3,185,378)	(3,501,030)

Employee benefit expense	25	(2,889,173)	(2,613,698)

Provision for allowance for expected credit losses on trade and other receivables	10	(952,927)	(801,769)

Provision for allowance for expected credit losses on loan receivables		-	(27,780)

Rental expenses	29	(71,877)	(47,688)

Legal and professional fees		(2,142,434)	(1,060,901)

Finance cost	26	(1,083,907)	(11,872)

Other operating expenses	27	(7,690,776)	(2,316,855)

Profit/(loss) before income tax		(8,971,514)	4,663,271

Income tax benefit	28	539,607	-

Profit/(loss) for the year		(8,431,907)	4,663,271

Other comprehensive income/(loss):

Currency translation arising from consolidation		177,462	(4,347,239)

Fair value adjustment on financial assets measured at fair value through other comprehensive income		-	(148,346)

Transfer upon disposal of equity instruments		-	(337,099)
Other comprehensive income/(loss)		177,462	(4,832,684)

Total comprehensive loss for the period		(8,254,445)	(169,412)

(Loss)/Profit attributable to:
Equity owners of the Company		(8,431,863)	4,663,321
Non-controlling interests		(44)	(50)
Total		(8,431,907)	4,663,271

Total comprehensive loss attributable to:
Equity owners of the Company		(8,254,401)	(169,362)
Non-controlling interests		(44)	(50)
Total		(8,254,445)	(169,412)

EARNINGS PER SHARE – BASIC AND DILUTED		(16.53)	10,819.77

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

EARNINGS PER SHARE

	June 30,
	2026	2025
Weighted average number of ordinary shares used in computing earnings – basic and diluted*	510,193	431

*	Giving retroactive effect to 1 to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, 1 to 30 reverse share split effected on September 16, 2025, 1 to 60 reverse share split effected on February 27, 2026 and 1 to 15 reverse share split effected on August 24, 2026

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of changes in equity

			Attributable to equity owners of the Company
	Note	Share capital	Capital reserve	Fair value reserve	Translation reserve	(Accumulated losses)/Retained earnings	Total	Non-controlling interests	Total equity
		US$	US$	US$	US$	US$	US$	US$	US$

Balance at January 1, 2025		76,395,175	1,461,292	(480,596)	(981,534)	9,928,734	86,323,071	(1,255)	86,321,816

Profit for the year		-	-	-	-	4,663,321	4,663,321	(50)	4,663,271

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	(148,346)	-	-	(148,346)	-	(148,346)

Transfer upon disposal of equity investments, fair value through other comprehensive income		-	-	(337,099)	-	337,099	-	-	-

Exchange differences on translating foreign operations		-	-	-	(4,347,239)	-	(4,347,239)	-	(4,347,239)

Total comprehensive income for the year		-	-	(485,445)	(4,347,239)	5,000,420	167,736	(50)	167,686

Issuance of share capital		72,354,273	-	-	-	-	72,354,273	-	72,354,273

Currency realignment		4,673,260	89,390	(29,399)	(60,042)	607,362	5,280,571	(77)	5,280,494

Balance at June 30, 2025		153,422,708	1,550,682	(995,440)	(5,388,815)	15,536,516	164,125,651	(1,382)	164,124,269

Balance at January 1, 2026		150,490,803	1,609,623	(32,709,812)	(2,873,505)	(20,304,578)	96,212,531	(1,439)	96,211,092

Loss for the year		-	-	-	-	(8,431,863)	(8,431,863)	(44)	(8,431,907)

Fair value gain on financial assets, at fair value through other comprehensive income		-	-	254,521	-	(254,521)	-	-	-

Exchange differences on translating foreign operations		-	-	-	177,462	-	177,462	-	177,462

Total comprehensive income for the year		-	-	254,521	177,462	(8,686,384)	(8,254,401)	(44)	(8,254,445)

Issuance of share capital		26,744,854	-	-	-	-	26,744,854	-	26,744,854

Balance at June 30, 2026		177,235,657	1,609,623	(32,455,291)	(2,696,043)	(28,990,962)	114,702,984	(1,483)	114,701,501

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

Interim unaudited condensed consolidated statements of cash flows

	Notes	Six months ended June 30, 2026	Six months ended June 30, 2025
		US$	US$
Operating activities
Profit before income tax		(8,971,514)	4,663,271
Adjustments for:
Provision for allowance for expected credit losses on trade receivables		952,927	801,769
Provision for allowance for expected credit losses on loan receivables		-	27,780
Non-cash revenue		-	(5,916,800)
Reversal on impairment allowance of other receivables		(311,963)	(148,393)
Reversal on impairment allowance of related parties		(161,221)	-
Loss on disposal of property and equipment		2,204	-
Property and equipment written off		36,246	-
Depreciation of property and equipment		93,251	52,827
Depreciation of right-of-use assets		242,901	154,080
Amortisation of intangible assets		371,326	236,391
Share based payment		710,509	390,380
Share option expenses		-	401,347
Director fee paid in shares		1,770,000	3,460,031
Professional fees		456,000	260,692
Referral fees paid in shares		2,540,000	-
Loss on disposal of financial assets, at fair value through profit and loss		-	(32,893)
Gain on disposal of right-of-use asset		(2,586)	-
Gain on disposal of subsidiary		(28,755)	-
Gain on disposal of investment		(5,200,000)	-
Issuance of warrant liabilities		2,470,114	-
Changes on fair value of warrant liabilities		(877,364)	-
Changes on fair value of convertible note liabilities		2,003,953	-
Interest expense		1,083,907	11,859
Interest income		(358)	(4,613)
Operating cash flows before movements in working capital		(2,820,423)	4,357,728
Trade receivables		(1,755,957)	(6,011,585)
Other receivables		1,191,675	4,845,832
Inventories		37,865	-
Deposits and prepayment		(7,161,304)	(896,033)
Loan receivables		-	(17,422,560)
Trade and other payables		(7,496,580)	4,704,776
Contract liabilities		591,111	11,434,035
Cash (used in)/generated from operations		(17,413,613)	1,012,193

Income tax paid		(39,230)	(43,319)
Net cash (used in) / generated from operating activities		(17,452,843)	968,874

Investing activities
Acquisition of property and equipment		(335,909)	(608,176)
Acquisition of intangible assets		-	(4,909,208)
Interest received		358	4,613
Acquisition of financial assets, at fair value through other comprehensive income		-	(42,295,124)
Proceeds from disposal of financial assets, at fair value through other comprehensive income		-	2,297,970
Proceeds from disposal of property and equipment		769	-
Proceeds from disposal of investment		5,200,000	-
Net cash generated from / (used in) investing activities		4,865,218	(45,509,925)

Financing activities
Proceeds from issuance of ordinary shares		20,990,936	38,102,518
Payment for deferred initial public expense		(750,000)	-
Interest paid		(242,470)	(11,859)
Repayment of bank borrowings		-	(9,281)
Advance to/from related parties		(3,090,708)	3,325,048
Repayment of operating lease		(252,641)	(150,965)
Net cash generated from financing activities		16,655,117	41,255,461

Net (decrease) / increase in cash and cash equivalents		4,067,492	(3,285,590)
Foreign exchange effect		176,793	(2,526,311)
Cash and bank balances at beginning of year		940,963	8,100,899
Cash and bank balances at end of year		5,185,248	2,288,998

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

VCI Global Limited and Subsidiaries

Interim unaudited condensed consolidated financial statements

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization and reorganization

VCI Global Limited was incorporated in the British Virgin Islands on April 29, 2020. The registered office of the Company is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company is situation at Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia. During the year, VCI Global Limited implemented a group-wide restructuring exercise aimed at streamlining its business portfolio and enhancing strategic alignment with its core growth initiatives. In line with the Group’s strategic direction to focus on the AI sector, technology infrastructure, and RWA consultancy services, management disposed of subsidiaries operating in non-core business segments.

The Group structure which represents the operating subsidiaries and dormant companies as follow:

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company and its subsidiaries are in the table as follows:

	Percentage of effective ownership
Name	Date of incorporation	December 31, 2024	December 31, 2025	June 30, 2026	Place of incorporation	Principal activities
		%	%	%
VCI Global Limited	29.04.2020	100	100	100	British Virgin Island	Holding company.
V Capital Kronos Berhad	01.09.2020	100	100	100	Malaysia	Holding company.
AB Management and Consultancy Services Sdn Bhd	04.05.2020	93.34	93.34	93.34	Malaysia	Holding company.
Elmu Education Group Sdn Bhd	03.12.2020	-	20	20	Malaysia	Education and training services.
Elmu Higher Education Sdn Bhd	24.05.2021	-	20	20	Malaysia	Education and training services and holding company
V Capital Real Estate Sdn Bhd	05.07.2021	100	30	30	Malaysia	Provision of real estate management consultancy services.
VCI Energy Sdn Bhd	12.11.2021	100	30	30	Malaysia	Dormant.
V Galactech Sdn Bhd	12.01.2022	100	100	100	Malaysia	Provision of information technology development.
V Capital Real Estate Limited	08.02.2024	100	30	30	British Virgin Island	Holding company
V Gallant Limited (formerly known as VC AI Limited)	19.08.2024	100	100	100	British Virgin Island	Holding company.
VC AI Sdn Bhd	16.12.2024	100	100	100	Malaysia	Holding company
V Gallant Sdn Bhd	18.09.2024	100	100	100	Malaysia	Trading of high-performance servers, information technology hardware
RoboDAX Limited (formerly known as Smart Bridge Technologies Limited)	13.05.2024	100	100	100	British Virgin Island	Holding company
Smart Bridge Technologies Sdn Bhd	22.10.2025	-	100	100	Malaysia	Technology solution consultancy
VCI Global (Singapore) Pte. Ltd.	10.03.2025	-	100	100	Singapore	Management consultancy services
AiSecure Limited	09.01.2025	-	100	100	British Virgin Island	Dormant
VCI Energy Limited	05.02.2025	-	30	30	British Virgin Island	Holding company
VCI (HK) Limited	04.12.2025	-	100	100	Hong Kong	Management consultancy services
VCI Robotics Limited	02.02.2026	-	-	100	British Virgin Island	Provision of information technology development.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Principal activities

The Company is a holding company. The principal activities of the Company and its subsidiaries (collectively referred to as the “Company” or “the Group”) are the provision of business strategy consultancy and technology development solution consultancy.

2	MATERIAL ACCOUNTING POLICIES

BASIS OF PREPARATION

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current financial year, the Company has adopted the new or amended IFRS that are mandatory for application for the financial year. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS.

The adoption of these new or amended IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

Standards issued but not yet effective

At the date of authorization of these financial statements, a number of new/revised standards that are relevant to the Company were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

BASIS OF CONSOLIDATION

(a) Consolidation

Subsidiary corporations are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiary corporations are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiary corporations have been changed where necessary to ensure consistency with the policies adopted by the Company.

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

(i)	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(ii)	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

(iii)	No new goodwill is recognized as a result of internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve or deficit.

(b) Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Company.

The consideration transferred for the acquisition of a subsidiary corporation or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transfer also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

(c) Disposals

When a change in the Company’s ownership interest in a subsidiary corporation result in a loss of control over the subsidiary corporation, the assets and liabilities of the subsidiary corporation including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost, and its fair value is recognized in profit or loss.

(d) Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2025, the Group changed its presentation currency from Ringgit Malaysia (“RM”) to United States Dollar (“US$”), which is also the Group’s functional currency.

Management believes that presenting the Group's interim unaudited condensed consolidated financial statements in U.S. dollars ("US$") provides more relevant information to existing and prospective investors and other users of the financial statements. This change is principally driven by the Group's status as a publicly traded company listed on the Nasdaq Stock Market, where US$ is the predominant currency used by investors and market participants. Accordingly, presenting the consolidated financial statements in US$ enhances comparability with peer companies and improves the usefulness of the financial information to users.

In addition, during 2025, the Malaysian Ringgit experienced significant fluctuations against the US$. Presenting the interim unaudited condensed consolidated financial statements in US$ reduces the effects of foreign currency translation on the presentation of the Group's financial position and results of operations, thereby providing users with financial information that more faithfully reflects the Group's underlying economic performance.

Furthermore, a substantial portion of the Group's revenue is generated from business strategy consultancy and technology consultancy contracts denominated in US$. The Group's cost structure has also increasingly shifted toward US$-denominated expenditures, particularly employee compensation and other operating costs. As of and for the year ended June 30, 2025, these factors have resulted in a significant increase in the Group's exposure to US$-denominated transactions. Accordingly, management considers US$ to be the most appropriate presentation currency for the Group's interim unaudited condensed consolidated financial statements.

Accordingly, the accompanying interim unaudited condensed consolidated financial statements for the fiscal year ended June 30, 2026 are presented in US$. Comparative financial information for the fiscal year ended June 30, 2025 has been translated from RM into US$ in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The comparative amounts have been translated using the applicable exchange rates required under IAS 21 and are presented as if US$ had always been the Group’s presentation currency.

FINANCIAL ASSETS

(a) Classification and measurement

The Company classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets at fair value through other comprehensive income (“FVTOCI”) are equity securities which are not held for trading but more for strategic investments or debt securities where contractual cash flows are solely principal and interest and the objective of the Company’s business model is achieved both by collecting contractual cash flow and selling financial assets.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.

Investments in equity instruments as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income (“OCI”) and accumulated in the retained earnings. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At subsequent measurement - Debt instrument

Debt instruments mainly comprise of cash and cash equivalents and other receivables (excluding prepayments).

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

WARRANT LIABILITIES

Warrant liabilities are initially recognised at fair value on the date of issuance and subsequently carried at its fair value. Changes in fair value are recognised in the profit or loss. When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of financial liability and the fair value of the equity instruments issued.

IMPAIRMENT OF FINANCIAL ASSETS

The Company recognises provision for allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

PROPERTY AND EQUIPMENT

(a) Measurement

(i) Property and equipment

Property and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii) Components of costs

The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b) Depreciation

Depreciation on other items of property and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed;

Office renovation	-	10 years
Office equipment	-	5 years
Furniture and fittings	-	5 years
Computer and software	-	10 years
Right of use asset - premise	-	3 years

Work-in-progress is not depreciated as these assets are not yet in use as at the end of the financial year.

The residual values estimated useful lives and depreciation method of property and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

(c) Subsequent expenditure

Subsequent expenditure relating to property and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d) Disposal

On disposal of an item of property and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

INTANGIBLE ASSETS

Software development costs are recognised in profit or loss as incurred.

An intangible asset arising from development is recognised when the following criteria are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

●	management intends to complete the intangible asset and use or sell it;

●	there is an ability to use or sell the asset;

●	it can be demonstrated how the intangible asset will generate future economic benefits;

●	adequate resources to complete the development and to use or sell the intangible asset are available; and

●	the expenditures attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria are recognised in profit or loss as incurred. Development costs previously recognised as an expense are not recognised as an intangible asset in a subsequent period.

Capitalised development costs are measured at cost less accumulated amortisation and accumulated impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Impairment of Non-Financial Assets.

Software development costs are amortised on straight-line basis based on the estimated useful lives of three to five years.

The useful lives and amortisation methods are reviewed at the end of each reporting period.

TRADE AND LOAN RECEIVABLES

A receivable is recognised when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade and loan receivables that do not contain a significant financing component are initially measured at their transaction price. Trade and loan receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortised cost, using the effective interest method and including provision for expected credit losses.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Property and equipment, right-of-use assets and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e., the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the Cash Generating units (“CGU”) to which the asset belongs.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in profit or loss.

REVENUE RECOGNITION

Revenue is recognised to depict the transfer of promised services to clients at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those services. Specifically, the Company uses a five-step approach to recognise revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognise revenue when (or as) the Company satisfies a performance obligation

The Company recognises revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognised overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct service.

a) Business Strategy Consultancy

Business strategy consultancy services primarily included listing advisory for IPO services, and non-IPO services such as advisory, investors relations and boardroom strategies consultancy. The revenues generated from business strategy consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Our contracts for listing advisory for IPO services are typically within 12 to 18 months in duration. Revenue is recognised over time. When contractual billings represent an amount that corresponds directly with the value provided to the client, revenues are recognised as amount become billable in accordance with the contract terms. Revenues from fixed-priced contracts are generally recognised using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client.

When the Company is acting as a principal, the Company accounts for the revenue generated from IPO services on a gross basis as the Company is primarily responsible for fulfilling the promise to provide the specified services to customer, which the Company has control over the services rendered and also obtain substantially all the benefits. In making this determination, the Company assesses whether it is primarily obligated in these transactions, is subject to credit risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with IFRS 15. The Company determined that it is primarily responsible for fulfilling the promised service as the Company has contractual obligation to engage various professional parties involved in the IPO, as well as settlement of professional fees to these professional parties.

For non-IPO services such as advisory and solutions, investors relations and boardroom strategies consultancy, revenue is recognized at a point in time when services has been rendered and accepted by customers, and there is no unfulfilled obligation from the Company.

No element of financing is deemed present as typical payment term is 30 days from the date of issuance of invoice.

b) Technology development

Technology development, solutions and consultancy primarily included digital development, fintech solution and software solutions.

Technology development

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs system is based on clients’ specific needs which require the Company to perform services including design/redesign, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software development services are considered as a performance obligation. The duration of the development period is usually six months to two years.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company’s system development service revenues are generated primarily from contracts with clients across sectors. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of the contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from technology development contracts is generally recognized over time. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes six months to two years. Under this method, the Company could appropriately measure the fulfilment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, and deferred revenues at each reporting period.

Solutions and consultancy

Revenue from solutions and consulting services is primarily comprised of fixed-fee contracts, which require the Company to provide professional solutions and consulting services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 6 to 12 months. The solutions and consulting services contracts typically include a single performance obligation. The revenue from solutions and consulting services is recognized over the contract term.

c) Interest income

Interest income received from loans arrangements to other entities and individuals. Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at original effective interest rate of the instrument, and thereafter amortising the discount as interest income.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with banks and financial institutions and fixed deposits which are subject to an insignificant risk of change in value.

INCOME TAX

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities except for investment properties. Investment property measured at fair value is presumed to be recovered entirely through sale.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

FOREIGN CURRENCY TRANSACTIONS

(a) Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in US Dollar (“US$”), which is the functional currency of the Company and the presentation currency of the Company.

The value of foreign currencies including, the Ringgit Malaysia (“RM”), may fluctuate against the US$. Any significant variations of the aforementioned currencies relative to the US$ may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

June 30,
2025
RM to US$ at the end of the period	4.2127
RM to US$ average rate	4.3561

	December 31,	June 30,
	2025	2026
US$ to RM at the end of the period	0.2464	0.2449
US$ to RM average rate	0.2336	0.2511

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(b) Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and net investment in foreign operations, are recognized in other comprehensive income and accumulated in the currency translation reserve.

When a foreign operation is disposed of or any loan forming part of the net investment of the foreign operation is repaid, a proportionate share of the accumulated currency translation differences is reclassified to profit or loss, as part of the gain or loss on disposal.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c) Translation of Company entities’ financial statements

The results and financial position of all the entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 2 to the interim unaudited condensed consolidated financial statements, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods.

Critical judgements in applying the Company’s accounting policies

There are no critical judgements, apart from those involving estimation (see below) that the management has made in the process of applying the Company’s accounting policy and that has the most significant effect on the amounts recognised in the interim unaudited condensed consolidated financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below:

Fair value measurement of unquoted shares (Note 4 and 5)

In determining the fair value of the unquoted shares, the Company relies on the net asset values of the investee companies or independent valuation report.

The availability of observable inputs can vary from investment to investment. For certain investments classified under Level 3 of the fair value hierarchy, the valuation could be based on models or inputs that are less observable or unobservable in the market and the determination of the fair values require significant judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to occurrence of future events which could not be reasonably determined as at the balance sheet date.

Provision for allowance for ECL for trade receivables, other receivables and loan receivables

The Company uses a provision matrix to calculate ECLs for trade receivables, other receivables and loan receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Depreciation of plant and equipment

The Company depreciates plant and equipment over their estimated useful lives after taking into account their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s plant and equipment. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 Financial Instruments: Presentation. The warrants are not considered equity instruments because they are cash-settled and include features such as anti-dilution provisions, which prevent them from being considered as “fixed-for-fixed” equity instruments.

Fair value of warrant liabilities are determined using Black Scholes option pricing model as valuation technique, which is suitable for instruments with complex features, including anti-dilution adjustments. Key valuation inputs include the Company’s share price, expected volatility, time to expiry, risk-free interest rate, and dividend yield, if applicable.

4	DISPOSAL OF SUBSIDIARIES

On May 11, 2026, the Company disposed of V Gallant (Singapore) Pte Ltd (VGSG)’s equity interest, a wholly owned subsidiary principally engaged in trading of high-performance servers and information technology hardware, to Mr Hoo Voon Him for a total consideration of SGD300,000. Upon completion of the disposal, the Company ceased to control VGSG and, accordingly, deconsolidated the subsidiary from that date.

The assets and liabilities of VGSG at the date of disposal were as follows:

June 30, 2026
US$

Amount due from related parties	206,643
206,643

Trade and other payables	3,801
3,801

Net identifiable assets disposed of	202,842

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The gain on disposal is calculated as below:

June 30, 2026
US$

Consideration	233,880
Less: Net assets disposed	(202,842)
Add: Foreign currency translation reserve recycled	(2,283)
28,755

The gain on disposal has been recognised in other income in the consolidated statement of profit or loss and other comprehensive income.

5	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2026	December 31, 2025
	US$	US$

At beginning of year	17,513,555	28,547,482
Addition	-	43,966,372
Disposal of controlling interest in subsidiaries	-	(17,815,915)
Disposals	-	(5,116,938)
Fair value adjustment	-	(32,067,446)
At end of year	17,513,555	17,513,555

	June 30, 2026	December 31, 2025
	US$	US$
Unquoted securities
- Reveillon Group Limited (1)	17,513,555	17,513,555
	17,513,555	17,513,555

Unquoted securities

(1)	In December 2024, the Company acquired approximately 13.53% equity interest (representing 8,118,827 ordinary shares) in Reveillon Group Limited, a company incorporated in the British Virgin Islands, for a consideration of US$24,356,481.

On March 3, 2025, the Company acquired an additional 13,130,000 ordinary shares of Reveillon Group Limited, representing approximately 21.88% equity interest, for a total consideration of US$39,390,000. Following this acquisition, the Company holds an aggregate 35.41% equity interest in Reveillon Group Limited. On December 30, 2025, the company disposed a total of 5,118,827 valued at US$15,356,481 through disposal of its’ subsidiaries, Credilab Technology Sdn Bhd. As at December 31, 2025, total investment in Reveillon Group Limited left approximately 24.8% which is 16,130,000 total of ordinary shares.

The investment has been classified as an investment instead of equity accounting for an associate, as the Company does not have any significant influence, representation on the board of directors, or voting rights over key strategic or operational decisions of Reveillon Group.

The progressive acquisitions were undertaken as part of the Company’s strategy to increase its exposure to Reveillon Group, given management’s confidence in its long-term growth potential. Management believes that the investment is well-positioned to deliver attractive returns, particularly in anticipation of Reveillon Group’s potential listing on the Nasdaq market.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

6	PROPERTY AND EQUIPMENT

	Office equipment	Furniture and fittings	Office renovation	Computer & software	Machinery	Work- in-progress	Total
	US$	US$	US$	US$	US$	US$	US$

Cost
At January 1, 2025	72,257	83,443	545,221	84,740	-	22,066	807,727
Additions	40,986	117,224	578,055	65,678	173,314	-	975,257
Disposal of controlling interest in subsidiaries	(82,794)	(90,196)	(144,579)	(47,008)	(173,314)	(22,066)	(559,957)
Currency realignment	7,122	8,235	46,212	8,500	-	-	70,069
At December 31, 2025	37,571	118,706	1,024,909	111,910	-	-	1,293,096
Additional	102,060	3,218	130,020	100,611	-	-	335,909
Disposal	(11,282)	(5,078)	(15,156)	(24,257)	-	-	(55,773)
Currency realignment	(231)	(725)	(5,695)	(675)	-	-	(7,326)
At June 30, 2026	128,118	116,121	1,134,078	187,589	-	-	1,565,906

Accumulated depreciation:
At January 1, 2025	20,402	45,652	133,661	34,928	-	-	234,643
Charges	6,827	25,094	78,847	19,885	-	-	130,653
Disposal of controlling interest in subsidiaries	(26,081)	(60,533)	(49,342)	(26,178)	-	-	(162,134)
Currency realignment	2,400	5,922	15,854	4,588	-	-	28,764
At December 31, 2025	3,548	16,135	179,020	33,223	-	-	231,926
Charges	5,983	12,010	57,776	17,482	-	-	93,251
Disposal	(736)	(409)	(1,151)	(14,258)	-	-	(16,554)
Currency realignment	(52)	(387)	(2,237)	(278)	-	-	(2,954)
At June 30, 2026	8,743	27,349	233,408	36,169	-	-	305,669

Carrying amount:
At December 31, 2025	34,023	102,571	845,889	78,687	-	-	1,061,170
At June 30,2026	119,375	88,772	900,670	151,420	-	-	1,260,237

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

7	RIGHT-OF-USE ASSETS

	Office premises	Motor vehicles	Total
	US$	US$	US$
Cost
At January 1, 2025	355,960	61,637	417,597
Additions	1,159,035	-	1,159,035
Disposal of controlling in subsidiaries	(249,629)	(67,894)	(317,523)
Currency alignment	36,132	6,257	42,389
At December 31, 2025	1,301,498	-	1,301,498
Additions	194,214	-	194,214
Disposal	(239,394)	-	(239,394)
Currency alignment	(4,713)	-	(4,713)
At June 30, 2026	1,251,605	-	1,251,605

Accumulated depreciation
At January 1, 2025	284,599	12,328	296,927
Charges	405,866	-	405,866
Disposal of controlling in subsidiaries	(172,832)	(13,579)	(186,411)
Currency alignment	49,169	1,251	50,420
At December 31, 2025	566,802	-	566,802
Additions	242,901	-	242,901
Disposal	(111,114)	-	(111,114)
Currency alignment	(7,330)	-	(7,330)
At June 30, 2026	691,259	-	691,259

Carrying amount:
At December 31, 2025	734,696	-	734,696
At June 30, 2026	560,346	-	560,346

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

8	INTANGIBLE ASSETS

	Socializer Messenger Platform Software	AI-Powered Travel Platform Software	Credit service Management System	Finance Management System	Robotic Arms	Restaurant Online Ordering Management System	Digital assets	Other Software Package	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Cost
At January 1, 2025	3,465,820	1,000,000	1,503,848	1,467,386	-	-	-	55,567	7,492,621
Additions					3,461,867	1,447,342	1,011,000	-	5,920,209
Written off								(58,029)	(58,029)
Disposal of controlling in subsidiaries	(3,465,820)	(1,000,000)	-	-	(3,461,867)	-	-	-	(7,927,687)
Currency realignment	-	-	-	-	-	-	-	2,462	2,462
At December 31, 2025	-	-	1,503,848	1,467,386	-	1,447,342	1,011,000	-	5,429,576
Additions	-	-	-	-	-	-	-	-	-
Written off	-	-	-	-	-	-	-	-	-
Currency realignment	-	-	-	-	-	-	-	-	-
At June 30, 2026	-	-	1,503,848	1,467,386	-	1,447,342	1,011,000	-	5,429,576

Accumulated depreciation:
At January 1, 2025	198,291	-	-	-	-	-	-	5,697	203,988
Charges	323,116	93,750	130,674	317,934	72,121	12,061	-	6,314	955,970
Disposal	(458,228)	(75,000)	-	-	-	-	-	(12,264)	(545,492)
Disposal of controlling in subsidiaries	(63,179)	(18,750)	-	-	(72,121)	-	-	-	(154,050)
Impairment loss	-	-	-	-	-	-	918,324	-	918,324
Currency realignment	-	-	-	-	-	-	-	253	253
At December 31, 2025	-	-	130,674	317,934	-	12,061	918,324	-	1,378,993
Charges	-	-	152,220	146,739	-	72,367	-	-	371,326
Impairment loss	-	-	-	-	-	-	-	-	-
Currency realignment	-	-	-	-	-	-	-	-	-
At June 30, 2026	-	-	282,894	464,673	-	84,428	918,324	-	1,750,319

Carrying amount:
At December 31, 2025	-	-	1,373,174	1,149,452	-	1,435,281	92,676	-	4,050,583
At June 30, 2026	-	-	1,220,954	1,002,713	-	1,362,914	92,676	-	3,679,257

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Socializer Messenger Platform Software is an externally acquired solution from a third-party vendor. It is a highly secure messaging platform designed to safeguard users’ privacy and data from unauthorized access, surveillance, and cyberattacks. The platform employs end-to-end encryption, ensuring that only the sender and the intended recipient can access the messages. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years. In fiscal year December 31, 2025, the intangible asset was derecognized following the disposal of the subsidiaries that owned the software. Accordingly, the carrying amount of the asset was removed from the Group’s consolidated statement of financial position upon completion of the disposal.

The AI-Powered Travel Platform Software is an externally acquired solution from a third-party vendor. It utilizes artificial intelligence to personalize and optimize travel planning by suggesting destinations, planning itineraries, securing the best deals on flights and hotels, and providing real-time updates based on users’ preferences, behaviors, and travel histories. The software is in the final stage of development as of December 31, 2024 and expected to be completed in July 2025. The software is completed in year 2025. However, the intangible asset was derecognized following the disposal of the subsidiaries that owned the software. Accordingly, the carrying amount of the asset was removed from the Group’s consolidated statement of financial position upon completion of disposal.

The Credit Service Management Software includes both externally purchased software and internally developed enhancements and modifications. It supports the Company’s loan operation activities by automating and streamlining processes such as capturing and processing loan applications, conducting credit assessments, managing approval workflows, assessing and mitigating credit risks, tracking repayments, calculating interest, managing overdue loans, issuing payment reminders, and generating reports for internal and regulatory purposes. The development and testing phases were completed in September 2025, upon which the software became available for its intended use and commenced operations. In fiscal year December 31, 2025, the Company disposed of the subsidiary engaged in financing activities that previously utilized the software. However, ownership of the software was retained by the Company and was not included in the disposal. Following the disposal, the Company intends to lease or license the software to third parties, including the disposed subsidiary, for the provision of credit service management solutions.

Finance Management System is an externally acquired solution from a third-party vendor that assists users in managing investment funds, including portfolio tracking, asset allocation, risk assessment, performance analysis, and compliance. It enables fund managers to make informed decisions and ensures transparency for investors. The software was completed in September 2025. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 5 years.

Restaurant Online Ordering Management System is a software platform designed to facilitate and manage online food ordering operations for restaurants and food service providers. The system enables customers to browse menus, place orders, make online payments, and track order status through web-based or mobile applications. The software was completed during the year. This software is initially recognized at cost and amortized on a straight-line basis over the useful life of 10 years.

Digital assets is the cryptocurrency called OOBT token. This token appears to be the native utility token of the Oobit ecosystem, a crypto payment platform that enables users to spend digital assets at merchants that accept traditional payment networks. The token is used for payments, rewards, fee reductions, staking, and ecosystem participation. The tokens are traded on both centralized exchanges (“CEXs”) and decentralized exchanges (“DEXs”). On November 12, 2025, the token was first listed on a major centralized exchange at a quoted market price of approximately US$0.20 per token. Subsequently, the market value of the token declined significantly. As at December 31, 2025, the quoted market price was approximately US$0.02218 per token. In view of the significant decline in market value, management assessed the recoverable amount of the digital assets based on the observable market price as at the reporting date. Accordingly, an impairment loss was recognized during the financial year to reduce the carrying amount of the digital assets to their estimated recoverable amount of US$0.02218 per token as at December 31, 2025. No additional impairment loss was recognised as at June 30, 2026.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Other Software Packages comprise the Robosale SaaS Platform software, Make-A-Wish app, and XVI websites, all of which were developed internally. In fiscal year December 31, 2025, management performed a review of these intangible assets and determined that they were no longer capable of generating sufficient future economic benefits for the Company. The assets were either no longer actively utilized, commercially viable, or expected to contribute to the Company’s future operations and cash flows. As a result, management concluded that the recoverable amounts of these intangible assets were negligible. Accordingly, the Company recognized a full impairment loss on these intangible assets during the year, reducing their carrying amounts to nil.

10	TRADE AND OTHER RECEIVABLES

	June 30, 2026	December 31, 2025
	US$	US$
Trade receivables
- Third parties	11,177,028	9,494,364
- Related parties	-	-
	11,177,028	9,494,364
Less: Provision for allowance for expected credit losses - trade receivables	(5,428,330)	(4,548,696)
	5,748,698	4,945,668

Other receivables	20,278,581	21,420,605
Less: Provision for allowance for expected credit losses - other receivables	(2,311,190)	(2,573,502)
	17,967,391	18,847,103

Deposits	3,198,324	281,671
Prepayments	9,682,884	5,438,233
	30,848,599	24,567,007
Total trade and other receivables	36,597,297	29,512,675

Movement in provision for allowance for expected credit losses on trade receivables is as follows:

At beginning of the year	4,548,696	469,101
Additions	1,840,510	5,155,117
Write off / Reversal	(960,876)	(60,807)
Disposal of subsidiaries	-	(637,425)
Currency realignment	-	(377,290)
At end of the year	5,428,330	4,548,696

Movement in provision for allowance for expected credit losses on other receivables is as follows:

At beginning of the year	2,573,502	366,408
Additions	202,345	2,866,997
Write off / Reversal	(464,657)	(265,921)
Disposal of subsidiaries	-	(317,633)
Currency realignment	-	(76,349)
At end of the year	2,311,190	2,573,502

The average credit period for services rendered is 30 days (2025: 30 days). No interest is charged on the outstanding balances.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	June 30, 2026	December 31, 2025
	US$	US$
Not past due	2,011,021	1,161,427
Past due (i)	9,166,007	8,332,937
Less: Provision for allowance for expected credit losses	(5,428,330)	(4,548,696)
	5,748,698	4,945,668

A majority of the Company’s trade receivables that are neither past due nor impaired are with creditworthy counterparties with good track record of credit history.

(i) Aging of receivables that are past due the average credit period:

	June 30, 2026	December 31, 2025
	US$	US$
< 30 days	11,020	21,842
31 days to 60 days	661,020	23,193
61 days to 210 days	45,307	234,297
211 days to 240 days	490	879
241 days to < 1 year	8,448,170	8,052,726
Total (ii)	9,166,007	8,332,937

(ii) These amounts are stated before any deduction for provision for allowance for ECL and are not secured by any collateral or credit enhancements.

In determining the recoverability of trade and other receivables, the Company considers any changes in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. There was no significant change in credit quality for the Company’s trade and other receivables balances which are past due and partially impaired.

The allowance for ECL has been determined by taking into consideration recovery prospects and past doubtful experience.

As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Allowance for ECL on trade and other receivables has been measured at an amount equal to lifetime ECL. The ECL on trade and loan receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

As of June 30, 2026, the provision matrix applies the following ECL rates to trade receivables, based on the age of the receivables ranged from 21.37% to 44.00% (2025: 5.35% to 6.78%). For other receivables, the Company applies the ECL rate ranging from 0.25% to 7.50% (2025: 3.00% to 15.00%).

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

In addition to the general provision matrix, the Company assesses certain specific trade and other receivables individually. This individual assessment is based on direct contact with the debtor, historical payment behavior, and other relevant factors to determine whether there are specific recoverability issues.

The Company assesses ECL on an annual basis to ensure that the ECL allowance remains appropriate and reflective of current credit risk conditions. There have been no changes in estimation techniques or significant assumptions used in calculating ECL during the current reporting period. A receivable is written off when there is objective evidence that the debtor is experiencing significant financial hardship and there is no reasonable expectation of recovery. Indicators of such conditions include the debtor entering liquidation or significant deterioration in creditworthiness with no expected future cash flows.

The following table details the provision for ECL based on the Company’s provision matrix, based on past due status is not further distinguished between the Company’s different customer base:

	Trade receivables – days past due
	Not past due	1 to 30 days	31-60 days	61-210 days	211 - 240 days	Over 241 days	Total
	US$	US$	US$	US$	US$	US$	US$
Lifetime ECL – June 30, 2026	-	2,355	141,735	10,076	109	5,274,055	5,428,330
Lifetime ECL – December 31, 2025	-	1,169	1,210	14,163	58	4,532,096	4,548,696

As of June 30, 2026, prepayment mainly consists of:

1.	The Company made an advance payment of US$7.0 million to a third-party vendor for IT and AI-related consultancy services. As of December 31, 2025, consultancy services amounting to US$4.53 million were utilized and recognized accordingly. As of June 30, 2026, consultancy services amounting to US$ 500 thousand were utilized and recognized accordingly. The remaining balance of US$1.97 million represents prepaid consultancy services to be utilized in future periods.

2.	The development of Vendor and Customer relationship management system (“VCRM”) by a third-party company. This VCRM will streamline vendor onboarding, customer engagement, relationship tracking, performance reporting, and communication while ensuring high usability, data accuracy, and system scalability. The system is estimated to be completed within 2 years. The total contract value sum is US$ 900 thousand (December 31, 2025: US$ 1.2million), which is settle via issuance of the Company’s ordinary shares.

3.	The development of Cloud Management Platform Development (“CMP”) was outsourced to a third-party company at a total cost of US$1.1 million (December 31, 2025: US$ 1.3 million), which is settle via issuance of the Company’s ordinary shares. The CMP will enable centralized monitoring, providing, billing and management of multi-cloud environments with robust user control, automation, and analytics capabilities. The system is estimated to be completed within 2 years.

4.	Legal service from a third-party US legal entity for total cost of US$ 938 thousand (December 31, 2025: US$ 938 thousand)

5.	As of December 31, 2025, pursuant to a Securities Purchase Agreement entered into with S2MA Capital Limited, the Company issued 880,000 ordinary shares with a fair value of US$880 thousand as a deposit toward the acquisition of 250 million OOBT digital assets for an aggregate purchase consideration of US$50.0 million. The US$880 thousand fair value of the shares issued was recognized as a prepayment toward the total purchase consideration pending completion of the acquisition and delivery of the digital assets.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

6.	On February 20, 2026, the Company entered into a Call Option Agreement with two investors to acquire 615,000 Class A ordinary shares of Reveillon Group Limited (“Reveillon”) from each investor. As of June 30, 2026, the Company paid an option fee of US$1,230,000 to each investor through the issuance of the Company's ordinary shares at an agreed price of US$0.20 per share. The option fee constitutes the full consideration for the acquisition of the underlying shares, with no further consideration payable upon exercise of the option. The option had not been exercised, and the underlying shares had not been transferred to the Company. The amount has been presented under prepayments and other receivables in the interim unaudited condensed consolidated statement of financial position, subject to the assessment of its appropriate accounting classification under IFRS.

7.	On February 15, 2026, the Company issued 6,000,000 ordinary shares to Teo Jia He, with an aggregate value of US$1,200,000, as advance consideration for future referral services. As of June 30, 2026, the referral services had not yet been rendered, and the prepaid amount remained fully unutilized. Accordingly, the amount of US$1,200,000 was recorded under prepayments and other receivables in the interim unaudited condensed consolidated statement of financial position.

Included in the deposits is a share pledge issued to sundry payables in relation to the advance provided to the Company, as disclosed in Note 18 of share capital.

11	INVENTORIES

Inventories consist of the following:

	June 30, 2026	December 31, 2025
	US$	US$
Finished goods	219,620	257,485

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and comprises the purchase cost and other costs incurred in bringing the inventories to their present location and condition.

Management reviews inventories periodically for slow-moving, obsolete, or damaged items. Where necessary, inventories are written down to their estimated net realizable value based on management’s assessment of future demand, expected selling prices, and market conditions.

12	CASH AND BANK BALANCES

	June 30, 2026	December 31, 2025
	US$	US$
Cash and bank balances	5,185,248	940,963

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

13	TRADE AND OTHER PAYABLES

	June 30, 2026	December 31, 2025
	US$	US$
Trade payables	870,497	450,593
Accruals	257,980	668,344
Sundry payables	4,608,191	12,118,112
	5,736,668	13,237,049

14	LEASE LIABILITIES

The Company has lease contracts for office premises. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less. The Company applies the ’short-term lease’ recognition exemptions for these leases.

Carrying amount of lease liabilities is as follows:

	June 30, 2026	December 31, 2025
	US$	US$
At beginning of the year	746,612	119,984
Additions	194,214	1,159,035
Disposal of controlling interest in subsidiaries	(132,226)	(120,240)
Finance cost	21,836	32,750
Payment	(252,641)	(458,737)
Currency alignment	1,219	13,820
At end of the year	579,014	746,612

Lease liabilities:
- Not later than one year	357,399	399,858
- More than one year to five years	221,615	346,754
	579,014	746,612

	June 30, 2026	December 31, 2025
	US$	US$
Depreciation of right-of-use asset	242,901	405,866
Interest expense on lease liabilities	21,836	32,750
Lease expense not capitalised in lease liabilities:
- Expense relating to short-term leases	71,877	112,726
Total amount recognised in profit or loss	336,614	551,342

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

15	BANK AND OTHER BORROWINGS

	June 30, 2026	December 31, 2025
	US$	US$
At beginning of the year	-	182,391
Disposal of controlling interest in subsidiaries	-	(191,270)
Payment	-	(9,673)
Currency alignment	-	18,552
At end of the year	-	-

16	WARRANT LIABILITIES

As of December 31, 2025 and June 30, 2026, the Company had issued few types of warrants that are classified as financial liabilities in accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation.

Warrant – Exchange Listing

Pursuant to an advisory agreement entered with Exchange Listing, LLC, a Nevada limited liability company, the Company issued a total of 250,000 warrants on March 26, 2023, exercisable at US$ 4.00 per share.

Warrant – Series A and Series B

On January 17, 2024, the Company issued an aggregate of 2,200,000 ordinary shares, together with Series A Warrants and Series B Warrants, each to purchase up to 2,200,000 ordinary shares. The Series A Warrants have a term of five years and are exercisable at US$ 1.25 per share, while the Series B Warrants have a term of 18 months, also exercisable at US$ 1.25 per share.

Detachable warrant – convertible note

On August 13, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with Alumni Capital LP for the issuance of senior secured convertible notes with an aggregate principal amount of up to US$61.2 million, together with detachable warrants. Under the terms of the SPA, the Company may issue the convertible notes in multiple tranches. During the financial year, the Company issued Tranche 1 with a principal amount of US$3.0 million, together with detachable warrants representing US$375,000; Tranche 2 with a principal amount of US$4.2 million, together with detachable warrants representing US$525,000; and Tranches 3 and 4, each with a principal amount of US$4.8 million, together with detachable warrants representing US$600,000 for each tranche. The detachable warrants issued in connection with each tranche represent 15% of the purchase price of the respective convertible note. (convertible noted details see Note19)

Detachable warrant – Equity line of credit “ELOC”

On May 21, 2025, the Company entered into an Equity Line of Credit (“ELOC”) Purchase Agreement with Alumni Capital LP (“Alumni”), pursuant to which Alumni committed to purchase up to US$135.0 million of the Company’s ordinary shares, at the Company’s discretion, during the commitment period and subject to the terms and conditions of the agreement. Concurrently, the Company issued a detachable warrant representing US$20.25 million to Alumni as consideration for entering and performing its obligations under the ELOC arrangement. The ELOC represents a committed equity financing arrangement and does not create a contractual obligation for the Company to repay cash or another financial asset. Accordingly, no financial liability is recognised in respect of the ELOC commitment itself until individual Purchase Notices are exercised.

The warrant entitles the holder to acquire ordinary shares during the contractual exercise period. The exercise price is determined using a contractual formula based on the Company’s outstanding ordinary shares at the exercise date and includes cashless exercise and adjustment provisions. Management concluded that the warrant does not satisfy the fixed-for-fixed criterion under IAS 32 and is therefore classified as a derivative financial liability, which is initially recognised at fair value and subsequently measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9. Changes in fair value are recognised in profit or loss.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

As of December 31, 2025, the Company fully wrote off the carrying value of all three classes of warrants following the reverse stock split. As a result of the anti-dilution adjustments, the exercise prices of the warrants increased significantly and were substantially higher than the prevailing market price of the Company’s common shares. Accordingly, management concluded that it was highly unlikely that the warrant holders would exercise the warrants, as it would be more economical to purchase the Company’s common shares directly in the open market. Consequently, management determined that the warrants had no recoverable value and fully impaired their carrying amount.

Detachable warrant – Securities Purchase Agreement with Esousa

On March 6, 2026, the Company entered into a Securities Purchase Agreement (“SPA”) with Esousa Group Holdings, LLC (“Esousa”) for the issuance and sale of ordinary shares or pre-funded warrants in lieu of ordinary shares, together with accompanying Common A and Common B Warrants, for an aggregate purchase amount of up to US$15.0 million.

The financing arrangement comprises three tranches of US$5.0 million each, subject to the satisfaction of certain closing conditions. The purchase price per ordinary share is determined at 80% of the closing market price of the Company's ordinary shares on the trading day immediately preceding the applicable closing date. In connection with the SPA, the Company agreed to issue Common A Warrants and Common B Warrants with contractual exercise periods of five years and 180 days, respectively. Both warrants have an initial exercise price of US$5.62 per ordinary share, subject to adjustments in accordance with their respective terms.

The SPA also provides for the issuance of pre-funded warrants in lieu of ordinary shares, exercisable at US$0.0001 per ordinary share. The pre-funded warrant instrument dated March 6, 2026 specifies the right to acquire up to 997,253 ordinary shares, subject to adjustments.

During the six months ended June 30, 2026, the Company received aggregate proceeds of US$6.87 million pursuant to the financing arrangement and issued 880,000 ordinary shares and warrants.

Management assessed the classification of these instruments in accordance with the provisions of IAS 32 – Financial Instruments: Presentation. Under IAS 32, a contract that may result in the issuance of a variable number of shares does not meet the definition of an equity instrument and must instead be classified as a derivative financial liability, measured at fair value through profit or loss.

As the warrants contain contingent settlement provisions that could result in variability in the settlement amount depending on the occurrence of uncertain future events, they do not qualify for equity classification. Accordingly, these warrants have been recognized as derivative financial liabilities, with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date.

Type of Warrants	Issued	Exercise	Written off	Remaining
	Units	Units	Units	Units
June 30, 2026
Esousa Group Holdings, LLC – Pre-funded warrant	401,025	-	-	401,025
Esousa Group Holdings, LLC – Common A warrant	3,667,482	-	-	3,667,482

Type of Warrants	Issued	Exercise	Written off	Remaining
	Units	Units	Units	Units
December 31, 2025
Series A	2,200,000	1,246,992	(953,008)	-
Series B	2,200,000	1,271,992	(928,008)	-
Exchange Listing	250,000	229,453	(20,547)	-

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Type of Warrants	Issued	Exercise	Written off	Remaining
	US$	US$	US$	US$
June 30, 2026
Alumni Capital – Convertible notes detachable warrant	2,100,000	57,000	-	2,043,000
Alumni Capital – ELOC detachable warrant	20,250,000	18,569,495	-	1,680,505
Esousa Group Holding, LLC – Pre-funded warrant	1,924,816	-	-	1,924,816
Esousa Group Holdings, LLC – Common A warrant	9,674,817	-	-	9,674,817

Type of Warrants	Issued	Exercise	Written off	Remaining
	US$	US$	US$	US$
December 31, 2025
Alumni Capital – Convertible notes detachable warrant	2,100,000	-	-	2,100,000
Alumni Capital – ELOC detachable warrant	20,250,000	18,569,495	-	1,680,505

The Company applied a Black-Scholes and Monte Carlo pricing model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

	June 30, 2026		December 31, 2025
Exchange Listing

Share price	US$	-	US$	2.26
Exercise price / warrant	US$	-		4.00
Expected volatility		-	US$	130.14%
Dividend yield		Nil		Nil
Expected term (years)		-		4.24 years
Annual risk-free interest rate		-		3.918%

	June 30, 2026		December 31, 2025
Series A

Share price	US$	-	US$	1.08
Exercise price / warrant	US$	-	US$	1.25
Expected volatility		-		236.94%
Dividend yield		Nil		Nil
Expected term (years)		-		4.00 years
Annual risk-free interest rate		-		3.918%

	June 30, 2026		December 31, 2025
Series B

Share price	US$	-	US$	1.08
Exercise price / warrant	US$	-	US$	1.25
Expected volatility		-		236.94%
Dividend yield		Nil		Nil
Expected term (years)		-		0.5 years
Annual risk-free interest rate		-		3.918%

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	June 30, 2026		December 31, 2025
Alumni Capital – Convertible notes detachable warrant

Share price	US$	0.13	US$	0.53
Exercise price / warrant	US$	0.187	US$	0.359
Expected volatility		219.04%		178.65%
Dividend yield		Nil		Nil
Expected term (years)		1.09 year		1.00 year
Annual risk-free interest rate		3.98%		4.15%

	June 30, 2026		December 31, 2025
Alumni Capital – ELOC detachable warrant

Share price	US$	0.13	US$	0.53
Exercise price / warrant	US$	0.187	US$	0.57
Expected volatility		219.04%		178.65%
Dividend yield		Nil		Nil
Expected term (years)		1.09 year		1.58 years
Annual risk-free interest rate		3.98%		4.15%

	June 30, 2026		December 31, 2025
Esousa Group Holdings, LLC – Pre-funded warrant

Share price	US$	2.70	US$	-
Exercise price / warrant		0.0001		-
Expected volatility		210.04%		-%
Dividend yield		Nil		Nil
Expected term (years)		100 years		-
Annual risk-free interest rate		4.90%		-%

	June 30, 2026		December 31, 2025
Esousa Group Holdings, LLC – Common A warrant

Share price	US$	2.64	US$	-
Exercise price / warrant	US$	5.62	US$	-
Expected volatility		219.04%		-%
Dividend yield		Nil		Nil
Expected term (years)		4.68 year		-
Annual risk-free interest rate		4.19%		-%

Movement of the fair value of the warrant liabilities during the year is as follows:

	June 30, 2026	December 31, 2025
	US$	US$

At beginning of the year	2,625,440	33,305
Additional	2,470,114	2,758,696
Exercised	-	(228,271)
Fair value change	(877,364)	95,015
Written off	-	(33,305)
At end of the year	4,218,190	2,625,440

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

17	CONVERTIBLE NOTES LIABILITIES

On August 13, 2025, the Company entered into a Securities Purchase Agreement (“SPA”) with Alumni Capital LP for the issuance of senior secured convertible notes with an aggregate principal amount of up to US$61.2 million, together with detachable warrants. The financing arrangement comprises an initial Tranche 1 note of US$3.0 million, a Tranche 2 note of US$4.2 million, and additional tranches of up to US$54.0 million that may be subscribed for by the investor from the date of the SPA through August 13, 2027, subject to the terms and conditions of the SPA. The proceeds are intended to be used for general working capital purposes.

Each convertible note is convertible into the Company’s ordinary shares in accordance with the conversion provisions set forth in the applicable note agreement. The notes were issued together with detachable warrants entitling the holder to subscribe for additional ordinary shares pursuant to a predetermined formula. To the extent a note is not converted prior to maturity, it is redeemable in accordance with its contractual terms.

During the year, the Company issued four tranches of convertible notes. Tranches 1, 2 and 3 were fully converted into the Company’s ordinary shares. Alumni Capital LP confirmed that the Tranche 1 note of US$3.0 million, the Tranche 2 note of US$4.2 million, and the Tranche 3 note of US$4.8 million had each been fully satisfied through such conversions.

As of December 31, 2025, Tranche 4, with an original principal amount of US$4.8 million, remained partially outstanding. Following conversions during the year, the outstanding principal balance as of June 30, 2026 was US$2.04 million, which remained convertible into ordinary shares in accordance with the terms of the related note agreement.

Movement of the fair value of the convertible notes liabilities during the year is as follows:

	June 30, 2026	December 31, 2025
	US$	US$

At beginning of the year	2,930,281	-
Addition	-	11,490,233
Interest expenses incurred	819,601	483,000
Exercised	(277,409)	(10,015,013)
Fair value change	2,003,953	972,061
At end of the year	5,476,426	2,930,281

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

18	SHARE CAPITAL

	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026
	Number of ordinary shares *	Number of ordinary shares *	US$	US$
Paid up capital:
At January 1	28	28,794	76,395,175	150,490,803
Issuance of shares (1)	105		4,865,142
Issuance of shares (2)	35		18,393,468
Issuance of shares (3)	2,479		10,561,000
Issuance of shares (4)	56		3,000,000
Issuance of shares (5)	-		-
Issuance of shares (6)	4,611		10,435,015
Issuance of shares (7)	1		53,932
Issuance of shares (8)	1		100,000
Issuance of shares (9)	9		4,629,898
Issuance of shares (10)	9,452		10,015,039
Issuance of shares (11)	6,971		6,274,169
Issuance of shares (12)	982		970,000
Issuance of shares (13)	978		880,000
Issuance of shares (14)	3,086		5,000,000
Issuance of shares (15)		10,103		1,989,108
Issuance of shares (16)		13,667		2,460,000
Issuance of shares (17)		19,667		3,540,000
Issuance of shares (18)		47,374		710,509
Issuance of shares (19)		204,152		13,501,407
Issuance of shares (20)		14,907		60,973
Issuance of shares (21)		218		16,669
Issuance of shares (22)		13,333		200,000
Issuance of shares (23)		123,609		1,770,000
Issuance of shares (24)		54,551		82
Issuance of shares (25)		8,822		1,040,106
Issuance of shares (26)		47,800		1,000,000
Issuance of shares (27)		32,000		456,000
Currency realignment			(1,082,035)	-

At June 30	28,794	618,997	150,490,803	177,235,657

*	Giving retroactive effect to 1 to 49 reverse share split effected on November 5, 2024, 1 to 20 reverse share split effected on April 3, 2025, 1 to 30 reverse share split effected on September 16, 2025, 1 to 60 reverse share split effected on February 27, 2026 and 1 to 15 reverse share split effected on August 24, 2026

(1)	From January 7, 2025, until September 29, 2025, 5 (2,549,431 prior to 4 rounds of reverse share splits), 27 (737,061 prior to 3 rounds of reverse share split) and 73 (65,451 prior to 1 to 60 & 1 to 15 reverse share split) ordinary shares were issued to some management staff, executive director and independence director pursuant to their employment agreements.

(2)	From January 8, 2025, until April 4, 2025, 28 (14,869,873 prior to 4 rounds of reverse share splits) and 7 (194,315 prior to 3 rounds of reverse share split) ordinary shares were issued to various investors between US$392 to US$1,200 (US$ 0.04 to US$ 0.42 per share prior to 4 rounds of reverse share splits).

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(3)	During January 15, 2025, until November 11, 2025, 13 (6,970,607 prior to 4 rounds of reverse share splits), 56 (1,510,000 prior to 3 rounds of reverse share split) and 2,410 (2,169,000 prior to 1 to 60 & 1 to 15 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to pursue the purchase and sale of securities agreement signed with Alumni Capital LP in August 1, 2024.

(4)	On June 12, 2025, 56 (1,522,288 prior to 3 rounds of reverse share split) ordinary shares were issued to various investor as share pledge to pursuant the friendly loan agreement.

(5)	On June 26, 2025, 441 (11,904,764 prior to 3 rounds of reverse share split) ordinary shares were issued to various investors in exchange of the 20% ownership in Quantgold Data Group Limited and subsequently cancelled

(6)	From January 15, 2025, until December 3, 2025, 19 (10,168,212 prior to 4 rounds of reverse share splits), 463 (12,512,634 prior to 3 rounds of reverse share split) and 4,129 (3,716,005 prior 1 to 60 & 1 to 15 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

(7)	On January 7, 2025, 1 (56,180 prior to 4 rounds of reverse share splits) ordinary shares were issued to Carlson Thow, pursuant to the legal consultancy services agreement.

(8)	On January 9, 2025, 1 (39,370 prior to 4 rounds of reverse share splits) ordinary shares were issued to W capital Markets Pte. Ltd. to pursue the engagement letter to act as Arranger dated December 3, 2024.

(9)	From January 2, 2025, until January 7, 2025, 9 (4,822,810 prior to 4 rounds of reverse share splits) ordinary shares were issues to CEO Dato Hoo Voon Him, in aggregate, to pursuant the securities purchase agreement.

(10)	From August 18, 2025 until December 12, 2025, 9,452 (14,596,659 prior to 3 rounds of reverse share splits) ordinary shares were issued to Alumni Capital LP, in aggregate, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

(11)	On November 11, 2025, 6,971 (6,274,169 prior to 1 to 60 & 1 to 15 reverse share splits) ordinary shares were issued, in aggregate, to certain of our executive officers pursuant to Employee Stock Ownership Plan.

(12)	From October 3, 2025 until October 22, 2025, 982 (884,090 prior to 1 to 60 & 1 to 15 reverse share splits) ordinary shares were issued as referral fees, paid in VCIG ordinary shares, in connection with the introduction of new clients.

(13)	On November 10, 2025, 978 (880,000 prior to 1 to 60 & 1 to 15 reverse splits) ordinary shares were issued to subscribe Oobit token, which functions as the native utility token for the Oobit cryptocurrency.

(14)	From October 31, 2025 until November 11, 2025, 3,086 (2,777,778 prior to 1 to 60 & 1 to 15 reverse share splits) ordinary shares were issued as our following offering at US1,620 (US 1.80 per ordinary share prior to 1 to 60 & 1 to 15 reverse share splits), before deduction the discounts and expenses.

(15)	On January 16, 2026, 2,920 (2,628,270 prior to 1 to 60 & 1 to 15 reverse share splits), and on March 4, 2026, 7,183 (107,737 prior to 1 to 15 reverse share split) ordinary shares were issued to Alumni Capital LP, in aggregate, to the exercise of warrants.

(16)	On February 24, 2026, 13,667 (12,300,000 prior to the 1 to 60 & 1 to 15 reverse share split) ordinary shares were issued to certain shareholders of Reveillon Group Limited as a deposit in connection with the Company’s right to acquire additional shares of Reveillon Group Limited from those shareholders at a predetermined price following the successful listing of Reveillon Group Limited on Nasdaq.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(17)	On February 24, 2026, 19,667 (17,700,000 prior to 1 to 60 & 1 to 15 reverse share splits) ordinary shares were issued as referral fees in connection with the introduction of new project and investor to the Group.

(18)	On March 17, 2026, 47,374 (710,509 prior to 1 to 15 reverse share split) ordinary shares were issued, in aggregate, to certain of our executive officers pursuant to Employee Stock Ownership Plan.

(19)	During January 21, 2026, until March 4, 2026, 7,066 (6,359,432 prior to 1 to 60 & 1 to 15 reverse share splits) and on March 6, 2026 until June 26, 2026, 197,086 (2,956,290 prior to 1 to 15 reverse share splits) ordinary shares were issued to Esousa Group Holdings LLC, in aggregate, to pursue the purchase and sale of securities agreement signed with Esousa Group Holdings LLC.

(20)	On March 11, 2026, 14,907 (223,608 prior to 1 to 15 reverse share split) ordinary shares were issued to Alumni Capital LP, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

(21)	On March 11, 2026 and March 31, 2026, 218 (3,270 prior to 1 to 15 reverse share split) ordinary shares were issued to Alex Chua Siong Kiat, executive director, in aggregate, pursuant to his employment agreements.

(22)	On April 6, 2026, 13,333 (200,000 prior to 1 to 15 reverse share split) ordinary shares were issued to certain suppliers pursuant to the commission agreements signed on 1 April 2026 in connection to the referral investor to the Group.

(23)	From May 20, 2026, until May 26, 2026, 123,609 (1,854,135 prior to 1 to 15 reverse share split) ordinary shares were issues to CEO Dato Hoo Voon Him, in aggregate, to pursuant the securities purchase agreement.

(24)	On June 3, 2026, 54,551 (818,258 prior to 1 to 15 reverse share split) ordinary shares were issued to S2MA Capital to subscribe Oobit token, which functions as the native utility token for the Oobit cryptocurrency.

(25)	On June 4, 2026, 8,822 (132,329 prior to 1 to 15 reverse share split) ordinary shares were issued to various investors for US$7.86 per share pursuant the securities purchase agreement.

(26)	On March 11, 2026, and June 5, 2026, 47,800 (717,000 prior to 1 to 15 reverse share split) ordinary shares were issued as referral fees in connection with the introduction of new project and investor to the Group.

(27)	On April 30, 2026, 32,000 (480,000 prior to 1 to 15 reverse share split) ordinary shares were issued to Brown Stone Capital Limited and Abri Advisory Limited as consideration for service rendered to the Company.

19	CAPITAL RESERVE

This is in relation to merger reserves.

The merger reserve represents effects of changes in ownership interests in subsidiaries when there is no change in control. Under merger accounting, the assets, liabilities, revenue, expenses and cash flows of all the entities within the Company are combined after making such adjustments as are necessary to achieve consistency of accounting policies. This manner of presentation reflects the economic substance of combining companies, which were under common control throughout the relevant period, as a single economic enterprise.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

20	FAIR VALUE RESERVE

Fair value reserve represents the cumulative fair value changes, net of tax, of financial assets measured at fair value of other comprehensive income until it is disposed of and is distributable.

21	TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currency is different from that of the Company’s presentation currency and is non-distributable.

22	REVENUE

	Six Months ended June 30, 2026	Six Months ended June 30, 2025
	US$	US$
Business strategy consultancy	-	8,086,215
Technology development	2,050,000	9,342,691
Interest income	-	1,272,227
Other revenue *	505,411	43,133
Total	2,555,411	18,744,266

	Six Months ended June 30, 2026	Six Months ended June 30, 2025
	US$	US$
Point in time	2,466,170	13,088,131
Over time	89,241	5,656,135
Total	2,555,411	18,744,266

*	Other revenue consists primarily of loan processing fees and management fees.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

23	OTHER INCOME

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Interest income	358	4,613
Foreign exchange gain, net	666,256	182,492
Gain on disposal of right-of-use asset	2,586	-
Gain on disposal of subsidiary	28,755	-
Gain on disposal of investment	5,200,000	-
Fair value gain on warrant liabilities	877,364	-
Reversal of impairment allowance on trade and other receivables	311,963	148,393
Reversal of impairment allowance on related parties	161,221	-
Rental income	40,439	70,026
Others	12,724	1,429
Total	7,301,666	406,953

24	COST OF SERVICES

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Consultant fee	-	251,622
IT expenses	55,767	3,291,321
Others	48,874	120,114
Total	104,641	3,663,057

The “consultant fee” refers to the Company’s costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the US capital markets consultant, which such consultant fee payment shall be included and be treated as part of our consultation services for its clients during the IPO’s process.

The IT expenses refer to the costs incurred for the technology-related resources and services. These include hardware, cloud services, subcontractor cost, IT consultancy service from outside expert and others.

25	EMPLOYEES BENEFIT EXPENSES

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Wages and salaries	2,061,751	2,103,149
Defined contribution plans	109,963	111,328
Share-based compensation awards	710,509	390,380
Directors’ fees	3,185,378	3,501,030
Other short-term benefits	6,950	8,841
Total	6,074,551	6,114,728

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

26	FINANCE COST

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Interest expenses on:
Bank borrowings	-	-
Operating lease obligation	21,836	11,859
Other borrowings	242,470	-
Convertible notes	819,601	-
Bank charges for investment securities	-	13
Total	1,083,907	11,872

27	OTHER OPERATING EXPENSES

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$
Regulatory compliance and statutory cost	13,909	-
Cost incurred to obtain license	3,843	3,211
Changes on fair value of convertible note liabilities	2,003,953	-
Bank charges	21,163	16,720
Commission	1,084,936	-
Share option expenses	-	401,347
Entertainment	183,022	280,057
Event fees	122,736	144,159
Foreign exchange adjustment	1,218,722	-
Loss on disposal of property and equipment	2,204	-
Marketing expenses	164,801	299,783
Property and equipment written off	36,246	-
Software and website usage fee	224	13,819
Staff welfare	109,697	169,648
Office expenses	110,629	137,498
Referral fees	2,540,000	407,256
Recruitment fees	9,591	42,777
Travelling expenses	44,452	324,832
Upkeep of office equipment	20,648	42,855
Loss on disposal of subsidiary	-	32,893
Total	7,690,776	2,316,855

28	INCOME TAX EXPENSE

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$

Current income tax expense	-	-
Overprovision for prior years	(539,607)	-
Income tax expense	(539,607)	-

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

29	OPERATING LEASE

	Six months ended June 30, 2026	Six months ended June 30, 2025
	US$	US$

Short-term leases	71,877	47,688

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

Related companies in these financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Company’s transactions and arrangements are between members of the Company and the effect of these on the basis determined between the parties is reflected in these financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

	June 30, 2026	December 31, 2025
	US$	US$
Balance with related parties (common shareholders)

Non-trade receivables
V Capital Consulting Group Limited	102,743	-
V Capital Real Estate Limited	6,683	-
V Gallant (Singapore) Pte Ltd	16,199	-
VCI Energy Limited	11,998	-
VHKL Private Capital Limited (known as VCI Global Brands Limited)	65,829,909	62,833,133

Total amount due from related parties	65,967,532	62,833,133

Non-trade payables

Hoo Voon Him	67,270	392,983
Credilab Sdn Bhd	2,080	-
V Capital Consulting Limited	176,671	-
VH Motion Sdn Bhd (f.k.a Helix Robotics Sdn Bhd)	2,090	-
V Capital Sdn Bhd	490	-
Elmu Higher Education Sdn Bhd	62,716	63,101

Total amount due to related parties	311,317	456,084

Amount due from /(to) related parties are not expected to be repaid within the next 12 months.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Transactions with related parties

The following represents the significant related party transactions for the year ended December 31, 2025, and six months ended June 30, 2026.

				June 30, 2026	December 31, 2025
	Relationship	Nature	Description	US$	US$
V Capital Consulting Group Limited	Common shareholder	Non-trade nature	Advances paid from VCI Global Limited	102,743	-
V Capital Real Estate Limited	Common shareholder	Non-trade nature	Advances paid from VCI Global Limited	6,683	-
V Gallant (Singapore) Pte Ltd	Common shareholder	Non-trade nature	Advances paid from VCI Global Limited	16,199	-
VCI Energy Limited	Common shareholder	Non-trade nature	Advances paid from VCI Global Limited	11,998	-
Hoo Voon Him	Director	Non-trade nature	Advance receipt from Director	(67,270)	(392,983)
Credilab Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by Credilab Sdn Bhd	(2,080)	-
V Capital Consulting Limited	Common shareholder	Non-trade nature	Advances paid by V Capital Consulting Limited	(176,671)	-
VH Motion Sdn Bhd (f.k.a Helix Robotics Sdn Bhd)	Common shareholder	Non-trade nature	Advances paid by V Capital Quantum Sdn Bhd	(2,090)	-
V Capital Sdn Bhd	Common shareholder	Non-trade nature	Advances paid by V Capital Sdn Bhd	(490)	-
VHKL Private Capital Limited	Common shareholder	Non-trade nature	Disposal of subsidiaries	65,829,909	62,833,133
Elmu Higher Education Sdn Bhd	Common shareholder	Non-trade nature	Advance paid by Elmu Higher Education Sdn Bhd	(62,716)	(63,101)

31	OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Group’s chief operating decision maker, Hoo Voon Him - Chief Executive Officer (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the information technologies solution consultancy. Accordingly, no separate segment disclosures are presented, as the Company has only one reportable operating segment in accordance with IFRS 8 Operating Segments. The Company’s revenue is derived entirely from this single business activity.

No geographical segment information presented as Company’s operations are conducted predominantly in Malaysia.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

32	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Financial risk management policies and objectives

The management of the Company monitors and manages the financial risks relating to the operations of the Company to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Company activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Company’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in significant currency other than the Company’s functional currency is as follows:

	Assets		Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	US$	US$	US$	US$

Singapore Dollar	8,052	90,615	-	-
Malaysia ringgit	23,169,628	24,079,176	2,217,552	4,501,621

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currency against the functional currency (“US$”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	June 30, 2026	December 31, 2025
	US$	US$

Singapore Dollar	403	4,531
Malaysia ringgit	1,047,604	978,878

(iii)	Interest rate risk management

The Company is exposed to interest rate risk as the Company has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes 15 to the financial statements. The Company currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  In 2026, a 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, no material impact to the Company’s profit or loss.

(iv)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. At the end of each reporting period, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimise credit risk, the Company has delegated its finance team to develop and maintain the Company’s credit risk grading to categories exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Company’s own historical repayment records to rate its major customers and debtors. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade and other receivables, the Company has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Company determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the allowance for ECL is disclosed in Note 10 to the financial statements.

(v)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related parties.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

33	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amount		Fair value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	US$	US$	US$	US$

Assets
Financial assets, at fair value through other comprehensive income	17,513,555	17,513,555	17,513,555	17,513,555

Liabilities
Convertible notes liabilities	5,476,426	2,930,281	5,476,426	2,930,281
Warrant liabilities	4,218,190	2,625,440	4,218,190	2,625,440

Management has assessed that the fair value of financial assets measured at fair value through other comprehensive income approximate to their carrying amounts largely due to the independent valuation performed and valuation technique that take into account key inputs such as P/E multiples, long-term growth rate and discount rate etc.

At each reporting date, management analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss and other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Company’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
June 30, 2026
Financial assets, at fair value through other comprehensive income	-	-	17,513,555	17,513,555
Financial liabilities, at fair value through profit or loss	-	9,694,616	-	9,694,616

December 31, 2025
Financial assets, at fair value through other comprehensive income	-	-	17,513,555	17,513,555
Financial liabilities, at fair value through profit or loss	-	5,555,721	-	5,555,721

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The movements in fair value measurements within Level 1 during the years are as follow:

	June 30, 2026	December 31, 2025
	US$	US$
Financial assets, at fair value through other comprehensive income
At January 1	-	903,000
Additions	-	3,904,416
Disposals	-	(5,116,938)
Disposal of controlling subsidiaries	-	(99,478)
Fair value changes recognized in other comprehensive income/(loss)	-	409,000
	-	-

During the financial year 2025, Sagtec Global Limited was successfully listed on Nasdaq, resulting in the fair value measurement moving from Level 3 to Level 1.

There were no transfers between Level 1 and Level 2, nor between Level 2 and Level 3, during the financial year ended December 31, 2025 and the financial period ended June 30, 2026.

The movements in fair value measurements within Level 3 during the years are as follow:

	June 30, 2026	December 31, 2025
	US$	US$
Financial assets, at fair value through other comprehensive income
At January 1	17,513,555	27,644,482
Addition	-	41,749,956
Disposal	-	-
Transfer to level 1	-	(1,688,000)
Disposal of controlling subsidiaries	-	(17,716,438)
Fair value changes recognized in other comprehensive income	-	(32,476,445)
	17,513,555	17,513,555

There were no transfers between Level 2 and Level 3 during the financial year ended December 31, 2025 and the financial period ended June 30, 2026.

	June 30, 2026	December 31, 2025
	US$	US$
Financial liabilities, at fair value through profit and loss
At January 1	5,555,721	33,305
Addition	4,138,895	5,555,721
Disposal	-	(33,305)
	9,694,616	5,555,721

VCI Global Limited and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

34	RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	At beginning of year	Addition	Disposal	Payment	Interest charges	Interest paid	Currency alignment	At end of year
	US$	US$	US$	US$	US$	US$	US$	US$
As of December 31, 2025
Bank borrowings	48,175	-	(38,502)	(9,673)	-	-	-	-
Lease liabilities	119,984	1,159,035	(120,240)	(425,987)	32,750	(32,750)	13,820	746,612
Other borrowings	134,216	-	(134,216)	-	-	-	-	-
	302,375	1,159,035	(292,958)	(435,660)	32,750	(32,750)	13,820	746,612

	At beginning of year	Addition	Disposal	Payment	Interest charges	Interest paid	Currency alignment	At end of year
	US$	US$	US$	US$	US$	US$	US$	US$
As of June 30, 2026
Lease liabilities	746,612	194,214	(132,226)	(230,805)	21,836	(21,836)	1,219	579,014
	746,612	194,214	(132,226)	(230,805)	21,836	(21,836)	1,219	579,014

35	SUBSEQUENT EVENTS

The Company evaluated all events and transactions from June 30, 2026, up through October 6, 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, other than the events disclosed below, there are not any material subsequent events that require in the consolidated financial statements.

●	On July 13, 2026, the share pledge over 846 (1,522,288 ordinary shares prior to the 1 to 30 & 1 to 60 reverse share splits) ordinary shares issued to various investors pursuant to the friendly loan agreement was cancelled following the full repayment of the friendly loan.

●	During July 15, 2026, until August 20, 2026, 467,081 (7,006,211 prior to 1 to 15 reverse share split) and on August 27, 2026, 170,851 ordinary shares were issued to Alumni Capital LP, pursuant to securities purchase agreement in which Alumni could purchase convertible notes (“Convertible Notes”).

●	During July 21, 2026, until July 31, 2026, 80,068 (1,201,025 prior to 1 to 15 reverse share split) and on August 31, 2026, until September 11, 2026, 147,889 ordinary shares were issued to Esousa Group Holdings LLC, in aggregate, to pursue the settlement agreement signed with Esousa Group Holdings LLC.

●	During July 28, 2026, until August 11, 2026, 205,333 (3,080,000 prior to 1 to 15 reverse share split) and on September 24, 2026, 203,340 ordinary shares were issued to various investors for US$0.20 to US$4.00 per share prior to 1 to 15 reverse share split.

●

On June 2, 2026, the Company entered into a Share Sale Agreement with Hong Kong Fine Technology Co. Limited to acquire a 70% equity interest in PT Fine Carbon Credit Indonesia, an Indonesian company associated with approximately 241,000 hectares of forest assets intended for carbon credit development. The purchase consideration comprises the issuance of 75,000,000 ordinary shares of the Company, which were issued on June 17, 2026 to Hong Kong Fine Technology Co. Limited and two other designated shareholders in consideration for the acquisition.

The acquisition of the 70% equity interest in PT Fine Carbon Credit Indonesia was completed on August 6, 2026.